UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2013

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 4, 2013.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2012 RESULTS

Highlights

•	Golar LNG (“Golar” or the “Company”) reports fourth quarter 2012 operating income of $52.9 million (a decrease of 25% from the third quarter) and net income of $22.8 million.

•	Commercial waiting time for Golar Maria and a planned Golar Spirit drydocking were principal contributors to reduced revenues in the quarter.

•	Golar secures five year charter with energy major for the LNG carrier Maria.

•	Vendor financing provided in respect of the Freeze sale is repaid after Golar LNG Partners LP (“Golar Partners”) places a five year NOK 1,300 million (approximately $227 million) unsecured bond.

•	Golar Partners raises net proceeds of $180.1 million from its second post-IPO equity issue and applies funds to the Golar Grand purchase.

•
Golar Partners secures $155 million term loan together with a $20 million revolving facility in respect of the Nusantara Regas Satu (“NR Satu”). Proceeds were used to repay the outstanding $155 million NR Satu vendor financing.

•	Accelerated dividend of $0.425 per share in respect of the fourth quarter paid in December 2012.

Subsequent events

•	Golar Partners completes its third follow-on equity offering raising net proceeds of $130 million.

•	Golar sells its interests in the company that owns and operates the LNG carrier Golar Maria to Golar Partners for $215 million.

•	Golar chosen as preferred bidder in Jordan FSRU project, negotiations to commence during Q1 2013.

•	Golar announces plan for launch of new entity to pursue floating LNG production and other related midstream LNG projects.

Notice regarding this release

The Company is presenting its fourth quarter results, including those of Golar Partners, on a consolidated basis. The Company is assessing whether it is appropriate to continue consolidating Golar Partners under US GAAP from December 13, 2012, the date of Golar Partners' first annual meeting of unitholders where a majority of independent directors were elected. Golar LNG still controls 50.9% of total units in the Company including subordinated and General Partner units. The Company is not able to predict the outcome of this assessment as of the date of this release, but there is a significant possibility that Golar Partners' numbers will be de-consolidated, effective December 13, 2012, from those of the Company.  If Golar Partners' financials are de-consolidated from the Company's, the numbers reported in this release will differ materially from the financial statements to be reported by the Company in Form 20-F. It is likely that net income will increase significantly in such case since material gain on ongoing asset sales and revaluation of the Golar Partners' position will have to be recorded. The Company anticipates to file its Form 20-F within the ordinary time limits irrespective of whether this is on a consolidated or de-consolidated basis.

Financial Review

Golar LNG Limited reports consolidated net income of $22.8 million and consolidated operating income of $52.9 million for the three months ended December 31, 2012 (the “fourth quarter”). Revenues in the fourth quarter were $111.8 million as compared to $121.1 million for the third quarter of 2012 (the "third quarter").

The decrease in revenue reflects close to two months commercial waiting time by the Golar Maria and the as-scheduled dry-docking of the Golar Spirit which commenced during December. Together, these two factors also contributed to a reduced fourth quarter Time Charter Equivalent (“TCE”) of $91,479 per day compared to $98,473 for the third quarter.

Operating costs in the fourth quarter increased to $23.8 million from $19.4 million in the third quarter. Most of the increase is due to the Company's move to increase its crewing pool in anticipation of the soon to be delivered newbuilds. Elevated operating costs in connection with preparations for the thirteen vessel deliveries will be on-going throughout 2013 and 2014.

Administrative costs increased from $4.9 million in the third quarter to $6.8 million in the fourth quarter, however, underlying base overhead expenses have remained stable. Increased expense over third quarter is primarily related to costs for the previously announced front end engineering and design (“FEED”) study on the FLNG vessel.

Net interest expense at $9.9 million increased by $2.2 million over the third quarter cost of $7.7 million. This increase is mainly due to the $227 million high yield bond that Golar LNG Partners issued in October to refinance the $222.3 million vendor financing in respect of the Freeze dropdown. Higher interest expenses following the Norwegian bond issue were partially mitigated by a decrease in Libor. Other financial charges are in line with last quarter.

Financing

Settlement of Freeze Vendor Financing
On September 28, Golar Partners successfully concluded a five year NOK1,300 million bond issue in the Norwegian Bond market that was closed and settled in October 2012. The aggregate principal amount of the bonds is equivalent to approximately $227 million and has been swapped to USD with an all-in fixed rate of 6.485%. Golar Partners applied $222.3 million of the net proceeds against the equivalent outstanding vendor financing provided by Golar in respect of the Golar Freeze. This facility which accrued interest at 6.75% in favour of Golar was extinguished on October 12.

Settlement of Nusantara Regas Satu (“NR Satu”) Vendor Financing
On December 14, PT Golar Indonesia, the company that owns and operates the FSRU NR Satu executed a syndicated agreement for a $175 million facility. Of this is a $155 million term loan tranche and $20 million is a revolving loan tranche. Drawdown of the $155 million loan took place in December with the proceeds being immediately applied against the $155 million vendor loan that the Company made available to Golar LNG Partners when it acquired the NR Satu from Golar on July 19. The facility has a term of seven years with quarterly repayments based on a 12 year profile, industry standard covenants and a $52.5 million final balloon settlement payable at maturity.

Golar Partners third follow-on equity offering
Golar Partners closed its third post IPO public offering of 3,900,000 common units on February 5, 2013 at a price of $29.74 per common unit. Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest and Golar subscribed to 416,947 common units in a concurrent private placement, also at a price of $29.74 per unit. The net proceeds to the Partnership from this offering were approximately $130 million. Following the closing, the Company owns 12,238,096 common units and 15,949,831 subordinated units representing an approximate 48.9% interest in the Partnership. By virtue of its ownership of the General Partner which owns 1,153,326 units, the Company's total interest in the Partnership now stands at approximately 50.9%.

Golar Maria
On February 7, the Company completed its sale of interests in the company which owns and operates the LNG carrier Golar Maria to Golar Partners for $215 million. Golar Partners financed the purchase by using $125.5 million of the $130 million proceeds from the equity offering that closed on February 5. As part of the sale, Golar Partners also assumed $89.5 million of bank debt in respect of the vessel.

As forecast, the company concluded 2012 with close to half a billion in cash. This together with the additional $115 million net proceeds from the Maria sale will be primarily used to fund the remaining estimated equity portion of its newbuilding program.

Corporate and other matters

Dividends
The Board decided to accelerate the fourth quarter dividend payment in response to the possibility of increased taxation of dividends paid after January 1st 2013. Both the third and fourth quarter dividends were paid on December 21, 2012. No additional dividend payment will be made prior to declaration of the first quarter dividend in 2013.The Board expects the dividend to be distributed in respect of the Company's first quarter results will be a minimum of $0.445 per share. Final clarification of the dividend will be given in connection with the release of the Company's first quarter 2013 results.

Maria Charter
On November 29, the Company announced that it had entered into a five year charter for the modern LNG carrier, Golar Maria. The vessel had been idle for the quarter up until this point. In the Board's view the rate achieved with a strong counter-party made the vessel an attractive dropdown candidate for Golar Partners and lent support to favourable rates on the Company's soon to deliver tri-fuel newbuild carriers. The charter will run until the end of 2017 and generate an annualized EBITDA of between $22 million and $24 million.

Chile FSRU
As previously announced, Golar has been asked by Gas Atacama Mejillones Seaport's (“Gas Atacama”) to extend the validity of the contract to provide them with an FSRU. The existing contract was subject to Gas Atacama achieving a threshold of new power sales agreements by December 31, 2012. Golar continues in discussions with Gas Atacama in order to reach agreement on such extension. However no assurance can be given that such extension can be concluded at commercially interesting terms for Golar.

Floating Liquefaction (“FLNG”)
The announcement of Golar's first FLNG vessel has generated significant interest and has been well received by market participants who recognize the benefits of a flexible, fast track solution that is very competitive with land based alternatives. The Company is targeting projects with pipeline quality gas and unconventional natural gas reserves such as coal bed methane and shale gas or clean and relatively dry gas sourced from offshore or near-shore fields.

Golar continues to progress its FEED study with Keppel Shipyard and its topside partners and completion is on target for mid-2013. Once the FEED is complete Golar will be able to convert one of the three first generation ships into an FLNGV in approximately 24 months. The Company is currently in discussions with an array of producers, end users, traders and project developers to secure employment.

As part of the Company's efforts to progress specific project opportunities in the liquefaction space, discussions have continued with regard to the potential investment in the proposed Douglas Channel LNG project in British Columbia, Canada. The Company confirmed on January 18 that LNG Partners LLC and Golar have been awarded conditional joint access to the purchase and off-take of 700,000 metric tonnes of LNG. This development is consistent with the long-held objective to expand the Company's presence along the midstream LNG value chain. However, significant obstacles remain and, as such, participation in the project and commitment to the LNG off-take are subject to the Company reaching agreement to investment terms and receipt of remaining permits.

In response to the promising outlook in floating production, The Board has initiated plans for the launch of a new subsidiary from which Golar will pursue its midstream project ambitions. Creating a separate company will provide the necessary focus to fully capitalize on the opportunity through the development of Golar's floating production technical concepts, building and financing the vessels, recruiting top qualified personnel and promoting the development of new LNG production projects worldwide. The new company, which is anticipated to launch with the next 1-2 months, will take ownership of the Company's three existing Moss vessels in anticipation for possible conversion into floating production units. The aim of the new company will be to accelerate the Company's move toward full integration across the LNG midstream and leveraging new projects into greater returns in combination with the existing carrier and FSRU franchises. Golar LNG will initially retain minimum 66 % ownership in the new Company. The separation of the FLNG activities has also the target to create a corporate structure where financing can be optimized and Golar LNG and Golar Production later can be separated in order to avoid any potential conflicts with our chartering customers.

Shares and options
During the quarter a total of 96,303 options were exercised. In connection with this, the Company issued 96,303 new shares. The total number of remaining options is 580,417. As at December 31, 2012 the total number of shares outstanding in Golar excluding options is 80,503,364.

Shipping
Despite a softening market sentiment, the fourth quarter started with a few FOB and DES tenders together with diversion opportunities, creating a more positive outlook for short term shipping transactions. A lengthy force majeure in Nigeria and several sabotages on the Yemen LNG pipeline however meant that several cargoes were removed from the market creating a short-term shipping surplus. Poor production in Egypt and Indonesia in particular accentuated this. Project vessels controlled by Angola LNG, Tangguh LNG, Yemen LNG and Sakhalin LNG were circulated in the market. Short term rate sentiment consequently decreased, though rates remained in the $90,000 to $130,000 per day range throughout the period. Due to the very limited shipping available for term contracts, some medium term opportunities arose.

As of December 31, 2012, the existing fleet consisted of 365 vessels over 12,000 cbm (including FSRUs and trading FSRUs). The order book stood at 94 vessels including eight FSRUs, 33 of which were ordered in 2012. One FSRU and two conventional vessels have so far been ordered in 2013. In December, the industry saw the first two orders for LNG vessels with the M-type Electronic controlled Gas Injection propulsion system, both on a speculative basis. Around 57% of the vessels on order have secured employment including vessels for trading purposes with the respective trading portfolios. That leaves approximately 37 ships unfixed out of which Golar controls 11.

LNG Market

Spot LNG prices rose throughout the fourth quarter, from the high $12's per MMbtu to around $17 per MMbtu in December and $20 per MMbtu in February due to a variety of factors. An unprecedented drought in Brazil saw Petrobras continuing an aggressive buying strategy throughout the quarter and well into the new-year. In Korea, several nuclear reactors were switched off due to alleged component malfunctions causing the state buyer to aggressively compete for Atlantic basin cargoes. A cold winter in China increased its imports by up to 20% earlier this year. The outage of nuclear power in Japan combined with a relatively cold winter meant Japanese utilities were very active in the spot market. In December, Argentine ENARSA and YPF launched a series of tenders for deliveries in 2013 for approximately 80-85 cargoes. Turkey's demand for spot LNG also rose significantly forcing them to compete for spot cargoes. As a consequence of the above, towards the end of the year, demand for shipping capacity increased both in the Atlantic and Pacific. Higher than expected ramp up by Woodside's Pluto LNG plant also created some demand. Several cargoes produced in Australia, Oman, Qatar and Brunei were lifted by short-term chartered vessels. In the Atlantic, cargo diversions out of Nigeria and reloads out of mainly European terminals (Spain, Belgium and France) also utilized short-term chartered vessels.

Estimated LNG production during 2012 did not rise to anticipated levels due to the many noted production and feed gas issues referred to above. During 2012, the re-export market did however exceed 3.5 MMt, which created shipping demand, as South America, North Asian and European markets imported these volumes.  The long-awaited Angola LNG facility is now slated for a Q2 start-up and a higher than normal fleet-wide program of drydockings will absorb some vessels. Rates remained resilient in the face of delays and incidents over the course of 2012 which the Board sees as testimony to the strong underlying market fundamentals

LNG is still selling at attractive price against oil as measured on a burn parity basis. This together with the environmental benefits and the flexible use of LNG as source for the power market has led to significant build up demand in for LNG purchases. However the important factor for the shipping market in the years to come will not be the demand side but to what extent producers of LNG can bring enough product to the market to feed this built up hunger for LNG. The strength of the LNG shipping market in the years to come will be closely linked to what kind of success the LNG producers will have in debottle necking existing facilities and also bringing their new volumes into the market in accordance with original plans.

FSRUs

Global FSRU projects under development continue to progress with one project, Emirates LNG making an award in the fourth quarter. The contract was concluded on terms which Golar did not find attractive. While the Board is disappointed that Golar was unable to secure its second project in the region, the Company is encouraged by the Jordanian Ministry of Energy and Mineral Resources' decision to select Golar as preferred bidder for their FSRU requirement for which negotiations on a firm contract should begin shortly. Furthermore, Golar's two speculative new build order have positioned the company as one of only two owners that are able to deliver an FSRU prior to 2015. Up to three awards are expected in the first half of 2013, all for projects that start prior to or early in 2015.

The Board believes that the current tightness in the FSRU fleet will continue post-2015 as existing tonnage has largely been consumed and only two firm FSRU orders have been placed for 2015. As such, Golar is presently in discussions with our newbuilding yards to retain the option to convert a number of the 11 existing LNG new buildings into FSRUs (while maintaining the ability to operate the vessels as standard carriers with the same performance characteristics).

The FSRU market continues to mature and FSRUs are no longer seen as short term, stop gap regasification solutions. FSRU tenders now routinely request 10, 15 and over 20 years terms demonstrating the market's acceptance of FSRUs are a viable long term alternative to land based regasification. Terms such as these make FSRUs prime candidates for drop down to Golar LNG Partners.

Significant development activity continues to take place in the Middle East, India and South America.

Outlook

The Board is disappointed with the deterioration in results the Company has shown in the quarter which were largely as a result of commercial waiting time on Golar Maria.  The chartering environment that was anticipated coming into the fall of 2012 did not materialize but instead, the collapse of the Atlantic / Pacific price arbitrage and unanticipated reductions in production capacity resulted in shorter voyages, less overall LNG being shipped, and a release of incremental shipping capacity on to the market from ailing projects.  However, the Board's view is that this environment was clearly driven by short term issues and thus does not detract from the very positive long term fundamentals to which the Company's carrier fleet is exposed.  Looking forward, due to other short term effects and the choppy nature of new production coming on, investors should anticipate some level of volatility in charter rates as the market enters a rebalancing period beginning later this year. The Board remains pleased with the progress made in the recent months toward the Company's funding of the newbuilding program. The Company is in active discussions with various parties in regard to debt facilities to round out the funding of the fleet expansion. The Board anticipates as stated before that no new equity is needed to fund the 13 newbuildings, but that such funding can be secured through the bank and the bond market and further supported by drop downs to Golar Partners.

The Board is optimistic about its position in the FSRU space with two prompt vessels set against active development of new projects. The vast majority of the opportunities should result in longer term contract terms leading to attractive opportunities for Golar Partners dropdowns.

The Board is also looking forward to continued progress on the floating LNG project. The important FEED study is continuing on schedule with the target to be concluded in mid-year 2013. There are today multiple prospects which the Company is looking at. However, such prospects, although extremely economically attractive, come with significant execution and timing uncertainties and as such, the Company faces many hurdles prior to realizing upside earnings from firm floating LNG production projects.

Whilst the Company's management continue to assess the significant possibility of de-consolidating Golar Partners' results from the Company's, the Board understands that the Company would then account for Golar Partners as an investment. This will mean that in the income statement, the Company will recognise its share of after tax profits or losses from Golar Partners. The Company would also recognise all future dropdowns to Golar Partner's on a fair value basis which could lead to gains or losses on disposal that would be included within its operating results and therefore impact the Company's retained reserves. The main impact to the Company's balance sheet will be to de-recognise the vessels and associated debt that Golar Partners owns or leases and also the non-controlling interest in Golar Partners, but then recognise the investment in Golar Partners on a fair value basis on the date of deconsolidation and therefore immediately realise increased equity reserves.

The operating results for the first quarter of 2013 will be negatively impacted by the continuing scheduled dry-docking of Golar Spirit which commenced in December 2012 and is estimated to be out of service in the first quarter for approximately eight weeks. Further, Golar Winter is anticipated to begin its scheduled dry-docking towards the end of the first quarter of 2013 when the vessel is expected to be offhire for a total of approximately six weeks. On a consolidated basis, operating results are expected to improve from fourth quarter 2012 to first quarter 2013 and remain relatively flat for the second and third quarter of 2013.

Operating results for the Golar Group, are likely to show a significant growth when new tonnage capacity commence operations during fourth quarter 2013.

The Board is confident in the way the Company is positioned for the long term. However, shareholders should expect high volatility in the short term chartering market as a function of any delays in production start ups and irregularity in current production. The Board sees extremely attractive economics in the new FLNG segment, however significant completion risk exists.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favorable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU's; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

March 4, 2013
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2012	2011	2012	2011
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan - Dec

Operating revenues	111,838	121,126	80,622	423,025	299,848

Vessel operating expenses	23,777	19,411	17,622	88,919	62,872
Voyage and charterhire expenses	4,326	3,352	1,022	11,476	6,042
Administrative expenses	6,828	4,929	9,896	24,935	33,679
Depreciation and amortization	23,553	23,280	18,301	88,335	70,286
Impairment of long-term assets	500	—	500	500	500
Total operating expenses	58,984	50,972	47,341	214,165	173,379

Other operating gains and losses	—	—	515	(27)	(5,438)

Operating income	52,854	70,154	33,796	208,833	121,031

Loss on disposal of fixed assets	—	(151)	—	(151)	—
Gain on business acquisition	—	—	—	4,084	—
Gain on sale of available-for-sale-securities	—	—	—	—	541

Financial income (expenses)
Interest income	606	521	565	2,153	1,757
Interest expense	(10,534)	(8,238)	(6,136)	(34,294)	(25,773)
Other financial items	(3,440)	(3,318)	(47)	(13,897)	(29,086)
Net financial expenses	(13,368)	(11,035)	(5,618)	(46,038)	(53,102)

Income before taxes, equity in net earnings of associates and non-controlling interests	39,486	58,968	28,178	166,728	68,470
Taxes	(2,674)	(1,688)	(926)	(3,641)	1,705
Equity in net (losses) earnings of investees	(292)	222	(240)	126	(1,900)

Net income	36,520	57,502	27,012	163,213	68,275
Net income attributable to non-controlling interests	(13,688)	(12,776)	(9,832)	(45,063)	(21,625)
Net income attributable to Golar LNG Ltd	22,832	44,726	17,180	118,150	46,650

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2012	2011	2012	2011
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

Net income	36,520	57,502	27,012	163,213	68,275

Other comprehensive (loss) income:
Losses associated with pensions (net of tax)	(2,323)	—	(3,139)	(2,323)	(3,139)
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(1,309)	776	2,930	1,547	1,024
Other comprehensive (loss) income	(3,632)	776	(209)	(776)	(2,115)
Comprehensive income	32,888	58,278	26,803	162,437	66,160

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	21,686	45,589	16,354	119,959	43,636
Non-controlling interests	11,202	12,689	10,449	42,478	22,524
	32,888	58,278	26,803	162,437	66,160

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2012	2011
(in thousands of $)	Dec-31	Dec-31

ASSETS
Current
Cash and cash equivalents	491,041	66,913
Restricted cash and short-term investments	32,451	28,012
Other current assets	13,579	10,687
Amounts due from related parties	54	354
Total current assets	537,125	105,966
Non-current
Restricted cash	190,523	185,270
Equity in net assets of non-consolidated investees	5,592	22,529
Newbuildings	435,859	190,100
Vessels, equipment and vessels under capital leases, net	1,766,394	1,704,907
Other long-term assets	38,655	23,862
Total assets	2,974,148	2,232,634

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	79,222	64,306
Current portion of capital lease obligations	5,837	5,909
Other current liabilities	166,544	164,747
Amounts due to related parties	207	21,178
Total current liabilities	251,810	256,140
Long-term
Long-term debt	1,130,203	627,243
Long-term debt due to related parties	—	80,000
Obligations under capital leases	406,534	399,934
Other long-term liabilities	108,128	113,497
Equity
Non-controlling interests	180,716	78,055
Stockholders' equity	896,757	677,765

Total liabilities and stockholders' equity	2,974,148	2,232,634

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2012	2011	2012	2011
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income	36,520	57,502	27,012	163,213	68,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,553	23,280	18,301	88,335	70,286
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,814)	(1,814)	(7,256)	(6,687)
Amortization of deferred charges	652	495	359	2,007	1,484
Undistributed net losses/(earnings) of non-consolidated investee	292	(222)	240	(1)	1,900
Drydocking expenditure	(1,475)	(2,339)	(2,264)	(22,228)	(19,773)
Stock-based compensation	90	123	889	1,357	1,970
Loss on disposal of fixed assets	—	151	—	151	—
Gain on business acquisition	—	—	—	(4,084)	—
Gain on available-for-sale-securities	—	—	—	—	(541)
Change in market value of derivatives	(8,748)	(3,938)	(3,556)	(14,943)	3,117
Other current and long-term assets	3,216	(989)	6,369	(4,712)	4,003
Other current and long-term liabilities	26,769	(7,254)	(27,727)	28,251	(10,493)
Interest element included in capital lease obligations	129	125	270	402	898
Unrealized foreign exchange loss/(gain)	2,222	3,648	(183)	7,283	1,669
Impairment of long-term assets	500	—	500	500	500
Net cash provided by operating activities	81,906	68,768	18,396	238,275	116,608

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2012	2011	2012	2011
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(6,654)	(18,810)	(13,488)	(97,388)	(99,082)
Additions to newbuildings	(88,422)	(47,055)	(8,136)	(245,759)	(190,100)
Investment in subsidiary, net of cash acquired	—	—	—	(19,438)	—
Additions to unlisted investments	—	—	(3,833)	—	(4,152)
Additions to available-for-sale securities	—	(173)	—	(173)	—
Proceeds from sale of investments in available-for-sale securities	—	—	—	—	901
Proceeds from disposal of fixed assets	—	40	—	40	—
Restricted cash and short-term investments	11,555	(6,647)	(238)	(4,560)	(6,211)
Net cash used in investing activities	(83,521)	(72,645)	(25,695)	(367,278)	(298,644)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	353,852	—	—	603,852	23,600
Proceeds from long-term debt from related parties	—	30,000	—	200,000	80,000
Repayments of obligations under capital leases	(1,610)	(1,600)	(1,463)	(6,288)	(6,054)
Repayments of short term and long-term debt	(22,740)	(9,739)	(21,573)	(64,306)	(129,350)
Repayments of long-term debt due to related parties	—	(120,000)	—	(280,000)	—
Financing costs paid	(7,593)	(851)	—	(11,872)	—
Cash dividends paid	(68,427)	(32,159)	(12,939)	(175,904)	(65,022)
Acquisition of non-controlling interest	—	—	—	—	(108,050)
Non-controlling interest dividends	(10,159)	(8,855)	(6,220)	(32,082)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)	889	918	995	2,613	13,845
Proceeds from issuance of equity in subsidiaries to non-controlling interests	129,980	187,138	—	317,118	287,795
Net cash provided by (used in) financing activities	374,192	44,852	(41,200)	553,131	84,232
Net increase (decrease) in cash and cash equivalents	372,577	40,975	(48,499)	424,128	(97,804)
Cash and cash equivalents at beginning of period	118,464	77,489	115,412	66,913	164,717
Cash and cash equivalents at end of period	491,041	118,464	66,913	491,041	66,913

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehens-ive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	118,150	118,150	45,063	163,213
Dividends	—	—	—	—	(154,769)	(154,769)	—	(154,769)
Share options charge	—	1,357	—	—	—	1,357	—	1,357
Exercise of share options	267	4,469	—	—	(2,123)	2,613	—	2,613
Issuance of convertible bonds, net of issue costs	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	(32,082)	(32,082)
Other comprehensive income	—	—	—	1,809	—	1,809	(2,585)	(776)
Addition to non-controlling interest from issuance of equity in subsidiaries[2]	—	50,753	—	—	—	50,753	266,365	317,118
Impact of transfer of NR Satu to Golar Partners[3]	—	85,781	—	—	—	85,781	(85,781)	—
Impact of transfer of Grand to Golar Partners[4]	—	88,319	—	—	—	88,319	(88,319)	—

Balance at December 31, 2012	80,504	654,041	200,000	(33,139)	(4,649)	896,757	180,716	1,077,473

Footnotes:

1.	Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

2.
In July 2012, the Company completed a second follow-on public offering of 5.5 million common units (including a 0.8 million units issued in respect of the exercise of an over-allotment option) of its subsidiary, Golar Partners. As a result of the July 2012 offering to the public, the concurrent private placement of common units by the Company including its capital contribution relating to maintaining its general partner interest, the Company's ownership of Golar Partners was reduced to 57.5%. The 5.5 million units were priced at $30.95 resulting in gross proceeds of $195.8 million (net proceeds of $187.1 million).

In November 2012, the Company completed a third follow-on public offering of 4.3 million common units of its subsidiary, Golar Partners. As a result of the November 2012 offering to the public, the concurrent private placement of common units by the Company including its capital contribution relating to maintaining its general partner interest, the Company's ownership of Golar Partners was reduced to 54.1%. The 4.3 million units were priced at $30.50 resulting in gross proceeds of $131.2 million (net proceeds of $130 million).

3.
In July 2012, the Company transferred its ownership interests in certain subsidiaries which own and operate the FSRU, the NR Satu. The purchase consideration was $385 million for the vessel (based on a third party valuation) in addition to purchase price adjustments of approximately $3 million. This was principally financed using net proceeds from the July 2012 equity offerings and vendor financing provided by Golar of $155 million which was repaid in December 2012, following the refinancing of the NR Satu with bank debt. As a result of this transaction, the Company recorded an addition in the Company's stockholders' equity of $85.8 million.

4.
In November 2012, the Company transferred its 100% interests in certain subsidiaries which lease and operate the LNG carrier, Golar Grand. The purchase consideration was $265 million for the vessel (based on a third party valuation) in addition to purchase price adjustments of approximately $1.9 million. Golar Partners financed the purchase using $175 million of the proceeds received from the November 2012 equity offering and the assumption of the $90 million finance lease obligation (net of associated cash deposit). As a result of this transaction, the Company recorded an addition in the Company's stockholders' equity of $88.3 million.